Our ref.:         CEO/SLD/LEG/105-2

November 7, 2005

Mr. David R. Humphrey,

Accounting Branch Chief,

Division of Corporate Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-3561,

U.S.A.

Dear Mr. Humphrey,

Kowloon-Canton Railway Corporation

Supplemental response letter dated October 4, 2005 on the Form 20-F for the Fiscal Year Ended December 31, 2004

Filed October 4, 2005

File No. 1-15004

I refer to your letter dated October 24, 2005. Set out below is our response to your comments, using the same headings and numbering as in your letter.

Financial Statements

Note 2. Significant Accounting Policies, page F-7

(c) Basis of Consolidation, page F-7

1.	We have reviewed your response to prior comment 2, including your planned future filing compliance. In addition, please disclose how you account for your investment in WRPDL and its subsidiaries for both Hong Kong GAAP and United States GAAP. In this regard, we assume that since they are not consolidated, that you account for them under the equity method of accounting. At a minimum, it appears that your equity investment must be reflected on your balance sheet. If so, please disclose. If not, please advise supplementally.

As the Corporation has neither effective control over nor beneficial interest in the net assets of WRPDL and its subsidiaries, other than the amount of the capital contributed, the consolidated financial statements of WRPDL and its subsidiaries are excluded from the Corporation’s consolidation and the investment in WRPDL and its subsidiaries is accounted for using the cost method under Hong Kong GAAP.

Under US GAAP, the Corporation’s investment in WRPDL and its subsidiaries is accounted for using the equity method in accordance with Accounting Research Bulletin (APB) 18, the Equity Method of Accounting for Investments in Common Stock.

In determining whether the Corporation should recognize any portion of the earnings or losses of WRPDL, we have considered paragraph 25 of Statement of Position (SOP) 78-9, Accounting for Investments in Real Estate Ventures, which states that:

“Venture agreements may designate different allocations among the investors of the venture’s (a) profits and losses, (b) specified costs and expenses, (c) distributions of cash from operations, and (d) distributions of cash proceeds from liquidation. Such agreements may also provide for changes in the allocations at specified times or on the occurrence of specified events. Accounting by the investors for their equity in the venture’s earnings under such agreements requires careful consideration of substance over form and consideration of underlying values as discussed in paragraph 19. The division believes that in order to determine the investor’s share of venture net income or loss, such agreements or arrangements should be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with generally accepted accounting principles) will affect cash payments to the investor over the life of the venture and on its liquidation. The division believes that specified profit and loss allocation ratios should not be used to determine an investor’s equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis. For example, if a venture agreement between two investors purports to allocate all depreciation expense to one investor and to allocate all other revenues and expenses equally, but further provides that irrespective of such allocations, distributions to the investors will be made simultaneously and divided equally between them, there is no substance to the purported allocation of depreciation expense.”

Although the Corporation’s investment in WRPDL and its subsidiaries is not specifically within the scope of SOP 78-9, we believe that the guidance set out in paragraph 25 of SOP 78-9 should be applied analogously to our situation.

As indicated in our previous response, although the Corporation owns all the 51 A shares of WRPDL, it does not own any of the 49 B shares, which are wholly owned by the Government. Holders of A or B shares are entitled to exercise one vote for each share held at meetings of WRPDL. However, the A shares only entitle the holders thereof to a return of the original capital on the 51 A shares (amounting to a total of HK$510) but not to any distribution by WRPDL. The B shares entitle the holders thereof to all dividends declared by WRPDL, a return of the original capital on the 49 B shares and any of the remaining assets of WRPDL other than the original capital of the A shares (HK$510).

As per the agreement with the Government, which is the Corporation’s sole shareholder, all assets and profits of WRPDL will be transferred to the Government without going through the Corporation’s normal accounts upon the completion of all the property development sites and the Corporation will only receive its original capital contribution of HK$510. In addition, according to the same agreement, the Government shall indemnify the Corporation against all liabilities properly incurred by the Corporation in the development or attempted development of the agreed development sites along West Rail.

Therefore, we do not believe that it is appropriate for us to account for, and we have not recognized, any share of profits and losses of WRPDL because we are not entitled to any earnings distribution, nor are we required to ultimately fund any of its losses. The amount of our equity investment (which is only HK$510 and is the only amount that we will ultimately recover from this investment) has not been separately disclosed because it is immaterial.

We will disclose in our future submission to the Securities and Exchange Commission that we have accounted for the investment in WRPDL using the equity method and the carrying value of HK$510.

(c) Basis of Consolidation, page F-7

2.	As a related matter, we note that costs incurred are funded by loans from the corporation to WRPDL. We assume that the recovery of these costs is guaranteed by the government and that you are not at risk for these funds. That is, we assume that you are protected from any expected losses. If our understanding is not correct, please explain supplementally and in detail.

Your understanding is correct. The shareholding agreement between the Corporation and the Government stipulates that all costs incurred by the Corporation shall be reimbursed by WRPDL pursuant to the loans granted by the Corporation to WRPDL in respect to such costs. To the extent that reimbursement of such costs cannot be accommodated in the manner prescribed in the agreement, the Government shall seek the necessary authority to reimburse such costs. Furthermore, the Government shall indemnify the Corporation against all liabilities properly incurred by the Corporation in the development or attempted development of the agreed development sites along West Rail.

(j) Jointly controlled operations, page F-12

3.	We have reviewed your response to prior comment 4. Based on your response, it appears the description under this significant accounting policy footnote should be revised to indicate that you have a cooperative ‘revenue sharing arrangement’ with a business partner where neither of you have an equity interest and where no separate joint venture entity or partnership entity has been formed. Disclose that you each use your own property, plant and equipment and incur your own expenses and liabilities which are reflected in each entity’s respective consolidated financial statements, and that the revenue is proportionately allocated to you and the business partner. Further, briefly describe that the arrangement relates to a revenue sharing arrangement in the through-train operations where your tracks are connected to the tracks of the business partner. Please disclose the significant terms of this agreement, such as the length of the agreement and the basis of the proportionate allocation in determining the revenue shared.

We will, in our future filings to the Securities and Exchange Commission, revise the description under the significant accounting policies to indicate that we have a “revenue sharing arrangement” with a business partner where neither of the partners has an equity interest and where no separate joint venture entity or partnership entity has been formed. We will also disclose that each entity uses its own property, plant and equipment and incurs its own expenses and liabilities which are reflected in each entity’s respective consolidated financial statements, and that the revenue is proportionately allocated to us and the business partner.

We will further briefly describe that the arrangement relates to the revenue sharing arrangement in the through train operations where our tracks are connected to the tracks of the business partner and disclose the length of the agreement and the basis of the proportionate allocation in determining the revenue shared.

Note 40. Contingent Liabilities, page F-47

4.	We understand the U.K. lease agreement was entered into in fiscal 2003. If true, it appears that the guarantee would be subject to the initial recognition and initial measurement provisions described in paragraphs 9 and 10 of FIN 45 for purposes of U.S. GAAP. Please tell us how this apparent accounting difference has been reflected in Note 44. If the difference is not considered to be significant for the periods presented, please provide detailed support for your conclusion in your response. Alternatively, please explain how our understanding is not correct.

The transaction arising from the U.K. lease agreement entered into by the Corporation has been accounted for as a sale and leaseback transaction under US GAAP according to the relevant provisions of SFAS 13, Accounting for Leases and SFAS 28, Accounting for Sales with Leasebacks. In accordance with paragraph 3 of SFAS 28, any profit or loss on the sale shall be deferred and amortized in proportion to the amortization of leased assets.

Under US GAAP, the net cash benefit received by the Corporation at the inception of the arrangement, which totalled approximately HK$240 million, was recorded as deferred income and is being amortized to the income statement in proportion to the amortization of the leased asset as follows:

Dr	Cash		HK$240 million
	Cr	Deferred income	HK$240 million

Being the accounting entry upon receipt of the net cash benefit.

Dr	Deferred income	HK$16 million
	Cr Income statement	HK$16 million

Being the annual amortization of the net cash benefit over 15 years.

For US GAAP purposes, the guarantee meets the initial recognition and measurement provisions of FIN 45 (Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others). We determined the fair value of the guarantee at the inception of the arrangement to be approximately HK$180 million, which was not considered significant compared to our consolidated shareholder’s equity of HK$66,743 million under US GAAP as at December 31, 2003.

In accordance with paragraph 11(b) of FIN 45, as the guarantee was issued in conjunction with the sale of assets, the gain and loss on the sale transaction should be adjusted. As such, under US GAAP, a liability of HK$180 million, which represents the fair value of the guarantee at the inception of the arrangement, should be recognized. This would reduce the deferred income by the same amount as follows:

Dr	Deferred income	HK$180 million
	Cr Liability	HK$180 million

Being initial recognition of the fair value of the guarantee.

Although FIN 45 does not describe in detail how the guarantor’s liability for its obligations under the guarantee would be measured subsequent to its initial recognition, we have considered the guidance in paragraph 12 of FIN 45 and consider that the liability initially recognized should be amortized to the income statement by a systematic and rational amortization method, which we have taken to be the period for which the guarantee is valid, which is the same period as the related lease. Accordingly, under US GAAP although the annual amortization of deferred income would be reduced by HK$12 million, the amortization of the liability over the same period would result in no difference to net earnings under HK GAAP and US GAAP.

Consequently, as the net effect under HK GAAP and US GAAP on net earnings and shareholder’s equity is the same, the differences in accounting treatment would only involve reclassification within the income statement and balance sheet and the amounts involved are not considered to be significant in relation to either net earnings or shareholder’s equity, this item was not reflected in note 44.

Note 44. Summary of differences between accounting principles generally accepted in Hong Kong and the United States, pages F-48

(b) Depreciation on Certain Fixed Assets, page F-48

5.	We have reviewed your response to prior comment 10 and are unable to agree with your conclusions. We note that the estimated useful lives of your assets are assessed by engineers when they are initially put into use. However, it has been our experience that such evaluations and assessments of similar assets are not determinative as they can vary widely between individual engineers and between companies. We believe that the useful lives of your fixed assets should be reasonably consistent with those adopted by other nongovernmental entities in your industry without regard to whether you consider your operations to be “long haul” in nature. Accordingly, please revise Note 44 to disclose this difference in accounting and to reflect a reconciling adjustments.

Under both US and HK GAAP, we are required to determine the estimated useful lives of our fixed assets. There is no difference between HK GAAP and US GAAP for how such useful lives should be estimated.

While the estimated useful lives of the Corporation’s tracks, tunnels, bridges and roads are based on the assessment of its internal engineers, the Corporation also takes into consideration the useful lives of similar assets adopted by other companies in the same industry within the region and the useful lives of similar assets adopted by companies in other industries.

It should be noted that the useful life assessed by our internal engineers is consistent with that adopted by other railway operators in the region. The estimated useful lives adopted for tracks, tunnels, bridges and roads by these companies range from 55 to 100 years. Two of these companies (MTR Corporation Limited and Guangshen Railway Company Limited and Subsidiaries) also file their annual accounts with the SEC. The useful lives of similar assets adopted by other companies in other industries in the region are also consistent with the useful life adopted by us. The estimated useful lives adopted for roads and bridges by these companies range from 75 to 100 years.

Consequently, we believe that our determination of the estimated economic useful lives of these assets is appropriate under HK GAAP and that such estimates are also appropriate for US GAAP purposes.

The Corporation, in one form or another, has been in existence since 1910. Many of the tunnels and bridges built by the Corporation in the early 1920’s are still used in the generation of revenues for the Corporation.

We would also like to highlight that we regularly review the estimated useful lives of our assets and such practice has not changed since the registration of our bonds with the SEC in 2000.

Yours sincerely,

/s/ Samuel Lai
(Samuel Lai)
Chief Executive Officer (Acting)